UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   ) *

CORUMEL MINERALS CORP.
(Name of Issuer)

common stock, $0.001 par value per share
(Title of Class of Securities)

220808 10 9
(CUSIP Number)

Didier Llinas BP 1084, Rue de Indepedance, Bangui, Central African Republic +236 (61) 02 70
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.  220808 10 9

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Didier Llinas
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of Funds (See Instructions) PF (personal funds of reporting person)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or Place of Organization French
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,000,000
8.	Shared Voting Power Nil
9.	Sole Dispositive Power 7,000,000
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,000,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) IN (individual)

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Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share, of Corumel Minerals Corp., a Nevada corporation (“Corumel”). The principal executive office of Corumel is located at 575 Madison Avenue, 10th Floor, New York, New York, 10022-2511.

Item 2. Identity and Background

(a)	Didier Llinas
(b)	BP 1084, Rue de Indepedance, Bangui, Central African Republic
(c)	Managing Director of Lobaye Gold SARL
(d)	During the last five years, Mr. Llinas has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Llinas was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Llinas is a citizen of France.

Item 3. Source and Amount of Funds or Other Consideration

Didier Llinas has an indirect beneficial interest in 7,000,000 shares of common stock of Corumel, which are registered in the name of RCA Resources Corporation.

On March 31, 2006, RCA Resources Corporation acquired the beneficial ownership of 80,000,000 shares of common stock of Corumel in exchange for all of its assets valued at $64 million pursuant to the terms and conditions of an asset purchase agreement for the purchase and sale of the assets. Mr. Llinas is a shareholder of RCA Resources Corporation and as a result is an indirect beneficial owner of 7,000,000 of the 80,000,000 shares. RCA Resources is holding the balance of the 80,000,000 shares for its shareholders, who each have an indirect pro rata beneficial interest in the shares of common stock of Corumel.

Item 4. Purpose of Transaction

Didier Llinas acquired the shares in RCA Resources Corporation as a personal investment. RCA Resources Corporation acquired the shares of common stock in Corumel in a business transaction related to the purchase and sale of all its assets.

Depending on market conditions and other factors, Mr. Llinas may acquire additional securities of Corumel as Mr. Llinas deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Corumel or otherwise. Mr. Llinas also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Mr. Llinas does not have any plans or proposals that relate to or would result in:

(1)	the acquisition by any person of additional securities of Corumel, or the disposition of securities of Corumel;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Corumel or any of its subsidiaries;

(3)	a sale or transfer of a material amount of assets of Corumel or any of its subsidiaries;

(4)
any change in the present board of directors or management of Corumel including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, with the exception that the board of directors of Corumel, which includes Mr. Llinas, plan to appoint additional directors to the board of directors to fill some existing vacancies and to create and fill some key management positions;

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(5)	any material change in the present capitalization of dividend policy of Corumel;

(6)	any other material change in Corumel’s business or corporate structure;

(7)	changes in Corumel’s Articles of Incorporation or other actions that may impede an acquisition of control of Corumel by any person;

(8)
a class of securities of Corumel to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of Corumel becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10)  any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	Didier Llinas is the beneficial owner of 7,000,000 shares of common stock of Corumel. The shares represent an aggregate 7.8% of the issued and outstanding shares of common stock of Corumel.

(b)	Didier Llinas holds the sole power to vote and to dispose of the 7,000,000 shares of common stock of Corumel.

(c)	Didier Llinas has not effected any transaction in the common stock of Corumel during the past 60 days, except as disclosed in this statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Didier Llinas and any other person with respect to any securities of Corumel, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2006                               By:/s/ Didier Llinas
Didier Llinas

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